TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2008 APR 16 P 2:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY APPOINTMENT TO HER MAJESTY THE QUEEN SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

11 April 2008

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

08001818

Dear Mr Staffin,

SUPPL

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 1 March 2008 to 31 March 2008 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp Rowan D J Adams
Deputy Company Secretary

PROCESSED
APR 21 2008
THOMSON FINANCIAL

Enc.

4/17

RECEIVED
2008 APR 16 P 2: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tate and Lyle PLC (File No: 082/905)
Disclosures
Period: 1 March 2008 to 31 March 2008

Date	Headline
28/03/08	Transaction in own shares
28/03/08	Holdings in Company
27/03/08	Transaction in own shares
27/03/08	Holdings in Company
26/03/08	Transaction in own shares
26/03/08	Holdings in Company
20/03/08	Transaction in own shares
19/03/08	Transaction in own shares
07/03/08	Transaction in own shares
06/03/08	Holdings in Company
03/03/08	Total Voting Rights

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 28 March 2008 it transferred 12,467 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 2,755,073 ordinary shares in Treasury and has 457,155,393 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle PLC

28 MARCH 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): EXEMPTION DTR 5.1.5(1) (X)

3. Full name of person(s) subject to the notification obligation

THE GOLDMAN SACHS GROUP, INC.

4. Full name of the shareholder(s) (if different from 3 above)

GOLDMAN, SACHS & CO.

GOLDMAN SACHS INTERNATIONAL

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

25/03/08

6. Date on which issuer notified

27/03/08

7. Threshold(s) that is /are crossed or reached

3%

8. Notified Details

A: Voting Rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0008754136		Below 3%			16,209,361		3.546%
US8765706077		Below 3%		916 (229 ADRs)	10,380 (2,595 ADRs)	0.000%	0.002%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
16,220,657	3.55%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

The interest in 16,200,778 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 8,583 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 8,860 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers of 2,215 American Depositary Receipts ('ADRs'). These ADRs are, or will be, held at the Depositary Trust Company of New York ('DTC').

The interest in 1,520 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager of 380 American Depositary Receipts ('ADRs'). These ADRs are, or will be, held at the Depositary Trust Company of New York ('DTC').

The interest in 800 shares arose from a beneficial interest held by Goldman, Sachs & Co. ('GS&Co.'), a direct subsidiary of GS Inc of 200 American Depositary Receipts ('ADRs'). These ADRs are, or will be, held at the Depositary Trust
Company of New York ('DTC').

The interest in 116 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. of 29 American Depositary Receipts ('ADRs'). These ADRs are, or will be, held at the Depository Trust Company of New York ('DTC').

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

General email contact: shareholderdisclosures@gs.com

Listed Company contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525
28 MARCH 2008

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

27 March 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 27 March 2008 it transferred 14,126 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 2,767,540 ordinary shares in Treasury and has 457,142,926 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

A DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

26/03/08

6. Date on which issuer notified

27/03/08

7. Threshold(s) that is /are crossed or reached

9%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 50,342,604

Number of Voting Rights: 50,342,604

Resulting situation after the triggering transaction:

Number of Shares - 44,653,309

Number of Voting Rights (Direct) - 44,653,309

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 9.76% (BASED ON TOTAL VOTING RIGHTS OF 457,128,800)

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 44,653,309

Total % of Voting Rights - 9.76%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER

COMPANY SECRETARY

020 7626 6525

27 MARCH 2008

ENDS

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

26 March 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 26 March 2008 it transferred 14,730 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 2,781,666 ordinary shares in Treasury and has 457,128,800 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

A DISPOSAL OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

AVIVA PLC AND ITS SUBSIDIARIES

4. Full name of the shareholder(s) (if different from 3 above)

BNY NORWICH UNION NOMINEES LIMITED: 3,390,146 *

BT GLOBENET NOMINEES LIMITED: 6,130 *

CHASE GA GROUP NOMINEES: 7,102,527 *

CHASE NOMINEES LIMITED: 814,878 *

CUIM NOMINEE LIMITED: 2,300,456 *

VIDACOS NOMINEES LIMITED: 53,448 *

*Denotes direct interest

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

25 MARCH 2008

6. Date on which issuer notified

26 MARCH 2008

7. Threshold(s) that is /are crossed or reached

3% TO 2% CHANGE AT DIRECT INTEREST LEVEL

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 15,054,251

Number of Voting Rights: 15,054,251

Resulting situation after the triggering transaction:

Number of Shares - 13,667,585

Number of Voting Rights (Direct) - 13,667,585

Number of Voting Rights (Indirect) - NOT DISCLOSABLE

% of Voting Rights (Direct) - 2.99% (BASED ON TOTAL VOTING RIGHTS OF 457,114,070)

% of Voting Rights (Indirect) - NOT DISCLOSABLE

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 13,667,585

Total % of Voting Rights - 2.99%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

See section 4

Proxy Voting

10. Name of Proxy holder

See section 4

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

FIGURES ARE BASED ON A TOTAL NUMBER OF VOTING RIGHTS OF 457,114,070

Contact name for enquiries:

ROBERT GIBBER

COMPANY SECRETARY

020 7626 6525

26 MARCH 2008

ENDS

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC ('the Company') announces that on 20 March 2008 it transferred 17,231 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The highest transfer price per share was 335.75p, and the lowest transfer price per share was 325p.

Following the above transfer, the Company holds 2,796,396 ordinary shares in Treasury and has 457,114,070 ordinary shares in issue (excluding Treasury shares).

Robert Gibber

Company Secretary

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

19 March 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 19 March 2008 it transferred 10,000 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 2,813,627 ordinary shares in Treasury and has 457,082,430 ordinary shares in issue (excluding Treasury shares).

Robert Gibber

Company Secretary

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 7 March 2008 it transferred 26,103 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The highest transfer price per share was 374.50p and the lowest transfer price per share was 325p.

Following the above transfer, the Company holds 2,823,627 ordinary shares in Treasury and has 457,071,242 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

6 MARCH 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

03/03/08

6. Date on which issuer notified

06/03/08

7. Threshold(s) that is /are crossed or reached

11%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 27,660,400

Number of Voting Rights: 27,660,400

Resulting situation after the triggering transaction:

Number of Shares - 50,342,604

Number of Voting Rights (Direct) - 50,342,604

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 11.02% (BASED ON TOTAL VOTING RIGHTS OF

457,045,139)

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 50,342,604

Total % of Voting Rights - 11.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

6 MARCH 2008

ENDS

Tate & Lyle PLC - Total Voting Rights

Tate & Lyle PLC

Tate & Lyle PLC

Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the FSA's Disclosure and Transparency Rules, Tate & Lyle PLC (the "Company") would like to notify the market of the following:

The Company's issued capital as at 29 February 2008 consisted of 459,765,021 ordinary shares of which 2,849,730 were held in Treasury.

Therefore, the total number of voting rights in the Company as at 29 February 2008 was 456,915,291 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

END